

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

December 15, 2006

<u>Via Facsimile</u>

Javier Segovia Serrano
Chief Executive Officer
Grupo TMM, S.A.
Avenida de la Cuspide, No. 4755
Colonia Parques del Pedregal,
14010 Mexico City, D.F., Mexico

> **RE: Grupo TMM, S.A.**
> **Form 20-F: For the Year Ended December 31, 2005**
> **Form 6-K: Furnished July 28, 2006**
> **File Number: 333-14194**

Dear Mr. Segovia:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Juan Fernandez Galeazzi, Chief Financial Officer